FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 12, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 12, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 12, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 12th, 2006

CONVENING NOTICE FOR AGM/EGM

MILLICOM INTERNATIONAL CELLULAR S.A.
(Société Anonyme)

Registered office:

75, route de Longwy
L-8080 Bertrange, Grand-Duchy of Luxembourg
- R.C.S. Luxembourg: B 40.630 –

N O T I C E

IS HEREBY GIVEN that the annual general meeting (“AGM”) and an extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) is convened to be held at the Château de Septfontaines, 330, rue de Rollingergrund, Luxembourg-City, Grand-Duchy of Luxembourg, on Tuesday May 30, 2006 at 4.00 p.m. Central European time, to consider and vote on the following resolutions:

AGM

1	To receive the Directors’ Report (Rapport de Gestion) and the Report of the Independent Auditors on the consolidated and parent company accounts at December 31, 2005.

2	To approve the consolidated accounts and the parent company accounts for the year ended December 31, 2005.

3	To allocate the result (losses) of the year ended December 31, 2005.

4	To discharge the Board of Directors for the year ended December 31, 2005.

5	To re-elect Vigo Carlund, Donna Cordner, Ernest Cravatte, Lars-Johan Jarnheimer, Daniel Johannesson, Tope Lawani, Michel Massart and Cristina Stenbeck as Directors for a term ending at the 2007 AGM.

6	To re-elect PricewaterhouseCoopers Sàrl as external auditor of Millicom for a term ending at the 2007 AGM.

7	To approve the Directors’ fees.

8	To approve (i) certain changes to the terms of the stock options previously granted to the Directors, and (ii) the entry between each Director and Millicom into an agreement whereby, if Millicom is subject to a change of control, the Directors’ stock options and restricted shares will vest immediately.

9	Miscellaneous.

EGM

10	To (a) approve the grant of (i) restricted shares to the directors in relation to 2005, (ii) additional 2005 stock options to senior management that had not been approved by the May 31, 2005 AGM, and (iii) restricted performance shares to senior management and employees in relation to 2005; and (b) acknowledge that the grants under this Item 10 will be made within the current authorised share capital of Millicom.

11	To pass a resolution in accordance with the requirements of article 100 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Luxembourg Company Law”).

12	Miscellaneous.

ALLOCATION OF RESULT (LOSS) FOR THE YEAR (Item 3)

On a parent company basis Millicom incurred a loss in the year 2005, which loss is proposed to be set off in its entirety against the share premium account.

APPOINTMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS (Item 5)

The Nominations Committee proposes that, until the end of the AGM to be held in 2007, Daniel Johannesson, Donna Cordner, Cristina Stenbeck, Michel Massart, Ernest Cravatte, Vigo Carlund, Lars-Johan Jarnheimer and Tope Lawani be re-elected directors of Millicom. Raymond Kirsch will not stand for re-election.

APPOINTMENT OF THE EXTERNAL AUDITOR (Item 6)

The Board of Directors proposes that PricewaterhouseCoopers Sàrl, Luxembourg, be re-appointed as external auditor for a term ending at the AGM to be held in 2007.

DIRECTORS' FEES (Item 7)

The Nominations Committee proposes to the Meeting that the fees for the members of the Board of Directors for the period until the end of the AGM to be held in 2007 be a total of USD 490,000.

APPROVAL OF CHANGES TO THE TERMS OF THE DIRECTORS’ STOCK OPTIONS; AND THE ENTRY INTO CHANGE OF CONTROL AGREEMENTS (Item 8)

It is proposed that the AGM approve several changes to the terms of the stock options granted to the directors to date, including in particular (i) the term of the stock option agreements, meaning that the options will no longer automatically expire if a Director ceases to be a member of the Millicom Board or the Board of a sister company, and (ii) the vesting term, which was previously staggered over three years in the same manner as the vesting of employee stock options, will occur on the first anniversary of the stock option grant so as to correspond to the directors’ one-year term of office.

It is also proposed that the AGM ratify the entry by each director and Millicom into an agreement whereby, if Millicom is subject to a change of control, the directors’ stock options will vest immediately and their restricted shares will become unrestricted upon the change of control.

GRANT OF RESTRICTED SHARES TO DIRECTORS IN RELATION TO 2005, ADDITIONAL STOCK OPTIONS TO SENIOR MANAGEMENT FOR 2005, AND PERFORMANCE SHARES TO EMPLOYEES IN RELATION TO 2005 (Item 10)

It is proposed that the grant of restricted shares to Directors in relation to 2005 be approved. The Board of Directors proposes to replace the grant of stock options going forward by the grant of restricted shares of Millicom common stock. The restricted shares will be subject to a one-year holding period. The total number of restricted shares to be granted to each Director in relation to 2005 is proposed to be a number equal to USD 50,000 divided by the closing price of the Millicom stock on the NASDAQ National Market on May 30, 2006.

Prior to the Chief Financial Officer joining Millicom on September 1, 2005, the Compensation Committee had approved the grant to the CFO of a total of 100,000 stock options. The total amount of unallocated stock options approved by the 2005 AGM was insufficient to cover the entirety of the grant of 100,000 stock options. Approval is therefore requested for the grant of the remaining 20,240 stock options for the CFO for 2005 with terms identical to those of the stock options approved by the 2005 AGM ($20.562 per share).

Starting on May 30, 2006, the grant of stock options to employees is being replaced by the grant of performance shares under Millicom’s new Long-Term Incentive Plan (LTIP) covering 2006-2008. The directors will not be included in the LTIP and therefore, going forward, grants of employee performance shares under the LTIP will not be subject to the AGM’s approval. In keeping with previous practice, and because year 2005 is not included in the LTIP, it is proposed that the AGM approve the grant of up to 62,749 performance shares to employees in relation to 2005. The final number of 2005 performance shares to be issued to employees will be determined by the Board of directors according to a formula based on the employees’ salaries and the closing price of Millicom’s common stock on the NASDAQ National Market on May 30, 2006.

RESOLUTION REQUIRED BY ARTICLE 100 OF THE LUXEMBOURG COMPANY LAW (Item 11)

Luxembourg Company Law requires that, if a company’s accumulated losses are equal to at least half of its issued share capital, the company’s shareholders must take a vote on whether to wind-up the company or continue its business. At December 31, 2005, Millicom, on a parent company basis, had accumulated losses higher than half of its issued share capital and the shareholders are therefore required to take such a vote at an EGM to be held at the same time as this AGM (unless the quorum is insufficient, in which case the EGM will be reconvened). The parent company has historically incurred such losses and the Millicom shareholders have for a number of years been called upon to take such a vote.

OTHER INFORMATION.

There is no quorum of presence requirement for the AGM/EGM, except that a quorum of presence of half of the issued and outstanding share capital is required for purposes of Item 11 of the Agenda (EGM). The AGM agenda items and item 10 of the EGM agenda are adopted by a simple majority of the shares present or represented at the AGM/EGM.

The Millicom consolidated financial statements for the year ended December 31, 2005 are available on Millicom’s website (www.millicom.com). The statutory parent company financial statements will be available from May 15, 2006 upon request by e-mail to: information@millicom.com.

Participation in the AGM is reserved to shareholders who give notice of their intention to attend the AGM/EGM by mail or return a duly completed proxy form at the following address: Millicom International Cellular S.A., 75, route de Longwy, L-8080 Bertrange, Luxembourg, attention: Ms. Véronique Mathieu, telephone: + 352 27 759 287, fax: + 352 27 759 359, so that it shall be received no later than Friday May 26, 2006, 5:00 p.m. Central European time. Proxy forms are available upon request at Millicom’s registered office, at the above address and contact numbers.

Holders of Swedish Depository Receipts wishing to attend the meeting or to be represented at the AGM/EGM by proxy have to request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103-21 Stockholm, Sweden, telephone: + 46 8 463 85 00, and send it duly completed to Millicom’s address indicated above, so that it shall be received no later than Friday May 26, 2006, 5:00 p.m. Central European time. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders’ rights at the AGM/EGM. Such registration must be completed no later than Monday May 22, 2006.

May 12, 2006

The Board of Directors

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 390 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com